                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


                                       OR

                    [ ] TRANSITION REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




                         Commission File Number 1-12619




                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN




                             RALCORP HOLDINGS, INC.
                                   SUITE 2900
                                800 MARKET STREET
                            ST. LOUIS, MISSOURI 63101

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                 (in thousands)

                                                                        Year Ended December 31, 1996
                                                    -----------------------------------------------------------------------
                                                                                          U.S.         Growth
                                                    Ralcorp     Fixed      Equity      Government       and
                                                     Stock      Income      Index        Money         Income     Balanced
                                                      Fund      Fund        Fund         Market         Fund        Fund
                                                    ---------- ---------  -----------  ----------    ---------    --------
Additions to Net Assets:
    Contributions:
      Participants                                  $   5,582  $     142   $     290    $     127    $     340    $     318
      Employer                                          4,866
                                                    ---------  ---------   ---------    ---------    ---------    ---------
                                                       10,448        142         290          127          340          318
                                                    ---------  ---------   ---------    ---------    ---------    ---------
    Investment income:
      Dividends and interest                                         438         279          357          695          762
      Net appreciation (depreciation) in fair
         value of investments                          (5,803)       (23)      2,136                     1,267          649
                                                    ---------  ---------   ---------    ---------    ---------    ---------
                                                       (5,803)       415       2,415          357        1,962        1,411
                                                    ---------  ---------   ---------    ---------    ---------    ---------
         Total Additions                                4,645        557       2,705          484        2,302        1,729
                                                    ---------  ---------   ---------    ---------    ---------    ---------

Deductions from Net Assets:
    Benefits paid                                      (4,890)    (1,382)     (1,628)      (1,605)      (1,132)      (1,275)
    Administrative expenses                               (27)        (2)         (4)          (4)          (3)          (4)
                                                    ---------  ---------   ---------    ---------    ---------    ---------
                                                       (4,917)    (1,384)     (1,632)      (1,609)      (1,135)      (1,279)
                                                    ---------  ---------   ---------    ---------    ---------    ---------

Net Increase (Decrease) Prior to Transfers               (272)      (827)      1,073       (1,125)       1,167          450
Transfer to American Redemption Systems
  Savings Investment Plan                                (229)      (120)       (263)        (162)         (99)         (66)
Interfund Transfers                                    (4,173)        26       1,263        1,293          705          129
                                                    ---------  ---------   ---------    ---------    ---------    ---------

    Net increase (decrease) in assets                  (4,674)      (921)      2,073            6        1,773          513
                                                    ---------  ---------   ---------    ---------    ---------    ---------

    Net assets, beginning of period                    43,085      7,768      10,541        7,162        7,958        9,042
                                                    ---------  ---------   ---------    ---------    ---------    ---------

    Net assets, end of period                       $  38,411  $   6,847   $  12,614    $   7,168    $   9,731    $   9,555
                                                    =========  =========   =========    =========    =========    =========





                                                               Year Ended December 31, 1996
                                                     --------------------------------------------------
                                                                    Inter-      Parti-
                                                     Aggressive    national     cipant
                                                       Growth       Growth       Loan
                                                        Fund         Fund        Fund          Total
                                                     ----------    ---------   ----------    ---------
Additions to Net Assets:
    Contributions:
      Participants                                     $     269   $     265                 $   7,333
      Employer                                                                                   4,866
                                                       ---------   ---------    ---------    ---------
                                                             269         265          -         12,199
                                                       ---------   ---------    ---------    ---------
    Investment income:
      Dividends and interest                                 244         223    $     535        3,533
      Net appreciation (depreciation) in fair
         value of investments                                274         462                    (1,038)
                                                       ---------   ---------    ---------    ---------
                                                             518         685          535        2,495
                                                       ---------   ---------    ---------    ---------
         Total Additions                                     787         950          535       14,694
                                                       ---------   ---------    ---------    ---------

Deductions from Net Assets:
    Benefits paid                                           (560)       (660)      (1,285)     (14,417)
    Administrative expenses                                   (2)         (2)                      (48)
                                                       ---------   ---------    ---------    ---------
                                                            (562)       (662)      (1,285)     (14,465)
                                                       ---------   ---------    ---------    ---------

Net Increase (Decrease) Prior to Transfers                   225         288         (750)         229
Transfer to American Redemption Systems
  Savings Investment Plan                                    (39)        (87)        (136)      (1,201)
Interfund Transfers                                          507         254           (4)         -
                                                       ---------   ---------    ---------    ---------

    Net increase (decrease) in assets                        693         455         (890)        (972)
                                                       ---------   ---------    ---------    ---------

    Net assets, beginning of period                        3,694       4,726        7,344      101,320
                                                       ---------   ---------    ---------    ---------

    Net assets, end of period                          $   4,387   $   5,181    $   6,454    $ 100,348
                                                       =========   =========    =========    =========




    See accompanying notes to financial statements.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                 (in thousands)


                                                                                 December 31, 1996
                                               ------------------------------------------------------------------------------------
                                                                                             U.S.          Growth
                                               Ralcorp         Fixed          Equity       Government       and
                                                Stock          Income         Index          Money         Income         Balanced
                                                 Fund           Fund          Fund           Market         Fund            Fund
                                               ---------      ---------       --------     ----------     ---------       ---------
Assets
    Investments
      Shares in registered investment
        companies                              $    473       $  6,118       $ 12,613       $  7,167       $  9,730       $  9,553
      Ralcorp common stock                       37,942
      Insurance company contracts                                  729
      Notes receivable from participants
                                               --------       --------       --------       --------       --------       --------
       Total investments                         38,415          6,847         12,613          7,167          9,730          9,553
                                               --------       --------       --------       --------       --------       --------
    Contributions receivable                                                        1              1              1              2
    Interest and dividends receivable                 1
                                               --------       --------       --------       --------       --------       --------
           Total Assets                          38,416          6,847         12,614          7,168          9,731          9,555
                                               --------       --------       --------       --------       --------       --------

Liabilities
     Fees payable                                     5
                                               --------       --------       --------       --------       --------       --------
            Total Liabilities                         5            -              -              -              -              -
                                               --------       --------       --------       --------       --------       --------

    Net Assets Available for Benefits          $ 38,411       $  6,847       $ 12,614       $  7,168       $  9,731       $  9,555
                                               ========       ========       ========       ========       ========       ========






                                                                     December 31, 1996
                                               --------------------------------------------------------
                                                                  Inter-         Parti-
                                               Aggressive        national        cipant
                                                  Growth          Growth          Loan
                                                   Fund            Fund           Fund           Total
                                               -----------       ---------       -------       --------
Assets
    Investments
      Shares in registered investment
        companies                                 $  4,386       $  5,180                      $ 55,220
      Ralcorp common stock                                                                       37,942
      Insurance company contracts                                                                   729
      Notes receivable from participants                                        $  6,454          6,454
                                                  --------       --------       --------       --------
       Total investments                             4,386          5,180          6,454        100,345
                                                  --------       --------       --------       --------
    Contributions receivable                             1              1                             7
    Interest and dividends receivable                                                                 1
                                                  --------       --------       --------       --------
           Total Assets                              4,387          5,181          6,454        100,353
                                                  --------       --------       --------       --------

Liabilities
     Fees payable                                                                                     5
                                                  --------       --------       --------       --------
            Total Liabilities                          -              -              -                5
                                                  --------       --------       --------       --------

    Net Assets Available for Benefits             $  4,387       $  5,181       $  6,454       $100,348
                                                  ========       ========       ========       ========




    See accompanying notes to financial statements.

                             RALSTON RESORTS, INC.
                            SAVINGS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                             December 31, 1995
                                                     -----------------------------------------------------------------
                                                                                                U.S.            Growth
                                                     Ralston       Fixed        Equity       Government          and
                                                      Stock        Income       Index          Money            Income
                                                       Fund         Fund         Fund          Market            Fund
                                                     -------       ------       ------       ----------         ------
Assets
  Investments
    Shares in registered investment companies                       $4,835      $14,980         $44,598         $42,176
    Ralcorp common stock                              $75,192
    Insurance company contracts                                      1,185
    Notes receivable from participants
                                                      -------       ------      -------         -------         --------
       Total investments                               75,192        6,020       14,980          44,598          42,176
                                                      -------       ------      -------         -------         --------
    Net Assets Available for Benefits                 $75,192       $6,020      $14,980         $44,598         $42,176
                                                      =======       ======      =======         =======         ========



                                                                             December 31, 1995
                                                     -----------------------------------------------------------------
                                                                                 Inter-
                                                                 Aggressive     national      Participant
                                                     Balanced      Growth        Growth           Loan
                                                       Fund         Fund          Fund            Fund           Total
                                                     --------    ----------     --------      -----------       ------
Assets
  Investments
    Shares in registered investment companies         $62,423      $47,807      $49,907          $              $266,726
    Ralcorp common stock                                                                                          75,192
    Insurance company contracts                                                                                    1,185
    Notes receivable from participants                                                            8,422            8,422
                                                      -------      -------      -------          ------         --------
       Total investments                               62,423       47,807       49,907           8,422          351,525
                                                      -------      -------      -------          ------         --------
    Net Assets Available for Benefits                 $62,423      $47,807      $49,907          $8,422         $351,525
                                                      =======      =======      =======          ======         ========

                                  ATTACHMENT I

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                 December 31, 1996
                                                   ---------------------------------------------
                                                    Number of                            Fair
        Description of Investment                  Shares/Units        Cost             Value
        -------------------------                  ------------     ----------       -----------
                                                                           ($ in thousands)
Vanguard Wellington Fund                              365,307       $    7,794       $    9,553
Vanguard Explorer Fund                                 81,475            3,922            4,386
Vanguard Money Market Reserve Fund -
 Federal Porfolio                                   7,167,285            7,167            7,167
Vanguard Money Market Reserve Fund -
 Prime Portfolio                                      472,616              473              473
Vanguard Index Trust - 500 Portfolio                  182,381            8,712           12,613
Vanguard Windsor II Fund                              408,315            7,702            9,730
Vanguard International Growth Portfolio               314,744            4,511            5,180
Vanguard Short Term Corporate Bond Fund               174,434            1,868            1,875
Vanguard Investment Contract Trust                  4,242,850            4,243            4,243
                                                                    ----------       ----------
    Total investment in shares in registered
       investment companies                                             46,392           55,220
                                                                    ----------       ----------

Ralcorp Holdings, Inc. common stock                 1,796,088           37,738           37,942

Insurance contracts - separate accounts
    American International Life Assurance                                  334              334
    Metropolitan Life Insurance                                            395              395

                                                                    ----------       ----------
       Total insurance company contracts                                   729              729
                                                                    ----------       ----------

Loans to Plan participants                                               6,454            6,454
                                                                    ----------       ----------

                                                                    $   91,313       $  100,345
                                                                    ==========       ==========

                                  ATTACHMENT II

                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                             RALCORP HOLDINGS, INC.
                                  SAVINGS PLAN
                          SUMMARY OF PLAN TRANSACTIONS
                            01/01/96 THROUGH 12/31/96

---------------------------------------------------------------------------------------------------------------------------------
      IDENTITY OF                    COST OF         NO. OF      PROCEEDS FROM                  NET HISTORICAL   NET MARKET VALUE
        ISSUE                       PURCHASES       PURCHASES      SALES         NO. OF SALES    GAIN OR (LOSS)   GAIN OR (LOSS)
---------------------------------------------------------------------------------------------------------------------------------
RALCORP COMMON STOCK FUND          17,314,345.70       152      16,200,271.87       246             965,792.19    (1,148,012.21)
FIXED INCOME FUND                   3,549,365.91       102       4,447,861.08       181              20,404.06         6,580.98
VANGUARD WELLINGTON FUND            2,323,397.26       133       2,468,706.18       182             422,557.51       116,701.16
VANGUARD EXPLORER FUND              1,673,415.80       138       1,261,318.32       151             141,292.75        69,674.09
VMMR FEDERAL PORTFOLIO              6,236,129.34       209       6,203,160.64       234                   0.00             0.00
VANGUARD INDEX 500 PORTFOLIO        3,040,280.88       168       3,103,790.88       183             691,836.16       260,773.79
VANGUARD WINDSOR II                 3,151,706.20       153       2,652,025.92       196             484,545.71       228,051.43
INTERNATIONAL GROWTH PORTFOLIO      1,579,874.05       135       1,593,321.51       186             181,213.29        94,702.92
---------------------------------------------------------------------------------------------------------------------------------

TOTALS                            $38,868,515.14               $37,930,456.40                    $2,907,641.67     ($371,527.84)
                                  ===============              ===============                   ==============    =============

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1:  DESCRIPTION OF PLAN

The following description of the Ralcorp Holdings, Inc. (the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Purpose. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries, to enable them to share in the Company's performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA's reporting and disclosure and fiduciary responsibility requirements, as well as meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA's minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation (PBGC). The Company believes that the Plan conforms with requirements of ERISA.

Eligibility. All regular sales, administrative and clerical employees and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll subject to FICA in the United States are eligible to participate to the extent permitted by the Plan or applicable law. In addition, the Plan requires completion of one year of credited service with the Company prior to participation in the Plan.

Plan Administration. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company's Board of Directors (the Board), the Company's Benefits Administration Committee (BAC) has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company's Employee Benefit Trustees Committee (EBTC) as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants and to appoint and remove the Trustee and any investment managers retained in connection with the investment of Plan assets.

Plan Contributions. Participants may make maximum contributions to the Plan equal to the lesser of $30,000 or 15% of their compensation for that year. Subject to such limitations, participants may make basic contributions of 2% to 12% of their compensation, in 1% increments, on a pre-tax basis. For employees first hired by Ralston Purina Company (Ralston) before June 30, 1993 and who were employed by the Company on April 1, 1994, the Company will make a 100% matching contribution on the first 6% of such participant's basic contributions; both the participant's basic contribution, up to 6% of their compensation, and the Company match are invested solely in the Ralcorp Stock Fund. Participant basic contributions in excess of 6% of their compensation may be invested in any of the other Plan investment funds. For employees not meeting the hiring date criteria, the Company match each year will be 20% of that year's current maximum Company match for each year of service, reaching 100% after five years. Participant contributions and earnings thereon are vested and non-forfeitable from the time made. Company matching contributions and earnings thereon will completely vest at a rate of 25% for each year of credited Company service (including service prior to April 1, 1994 with Ralston) by the participant.

Participants may also, subject to the $30,000 and 15% limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis and are immediately vested.

Employees of several of the Company's production facilities are subject to different matching contribution levels and are not eligible to make supplemental contributions.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS



Investment of Funds. All contributions will be deposited by the Company in a trust fund held by the trustee or any successor selected by the EBTC. The value of the trust funds will change according to increases or decreases in market value of the assets, gain or loss on sale of assets and income from dividends and interest held therein. Vanguard Fiduciary Trust Company (Vanguard) has been selected to serve as trustee under the Plan with respect to all of the investment funds and assets of the Plan. In addition, Vanguard performs all record keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. As of December 31, 1996, the following funds have been established for participants: the Ralcorp Stock Fund, the Fixed Income Fund, the Equity Index Fund, the U.S. Government Money Market Fund, the Growth and Income Fund, the Balanced Fund, the Aggressive Growth Fund and the International Growth Fund. Participants may change their investment options for basic unmatched and supplemental contributions monthly.

At December 31, 1996 and 1995, there were a total of 2,576 and 2,826 participants, respectively, in the Plan.

Plan Withdrawals, Loans and Forfeitures. Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to him, his beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives on the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain Plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited will be used to reduce Company matching contributions required under the Plan. Forfeitures net of amounts restored during the year ended December 31, 1996 were approximately $41,800.

Plan Amendments and Termination. The Board, and in certain limited circumstances the EBTC and the Chief Executive Officer of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant's account shall automatically vest in such participant. Under the Plan, a participant may elect from several alternative rules on the timing and nature of distribution.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are described below:

Basis of Accounting. The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


Investments. Plan investments in common stock and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the Plan year. Realized gains and losses are determined using the average cost method. Interest income is recognized as earned and dividend income is recognized on the date of record. Plan investments in various insurance company contracts are carried at contract value, which approximates fair value.

Payment of Benefits.  Benefits are recorded when paid.

NOTE 3:  INVESTMENTS

                                            December 31,   December 31,
                                                1996           1995
      Description of Investment              Fair Value     Fair Value
                                            -------------  -------------
                                                  ($ in thousands)
Vanguard Wellington Fund                      $  9,553       $  9,041
Vanguard Explorer Fund                           4,386          3,694
Vanguard Money Market Reserve Fund -
 Federal Porfolio                                7,167          7,161
Vanguard Index Trust - 500 Portfolio            12,613         10,540
Vanguard Windsor II Fund                         9,730          7,958
Vanguard International Growth Portfolio          5,180          4,726
Shares in other registered
  investment companies                           6,591          7,127
                                              --------       --------
    Total investment in shares in
      registered investment companies           55,220         50,247

Ralcorp Holdings, Inc. common stock             37,942         42,011

Insurance contracts                                729          1,729

Loans to Plan participants                       6,454          7,344
                                              --------       --------

                                              $100,345       $101,331
                                              ========       ========


NOTE 4:  RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services are allocated to the participants' accounts based on participant account balances. Other Plan assets are invested in shares of Ralcorp common stock and also qualify as party-in-interest.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS




NOTE 5:  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 27, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administration and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Participants' basic contributions, Company matching contributions and earnings of Plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

NOTE 6:  PLAN TRANSFERS

On February 29, 1996, the Company completed the sale of its American Redemption Systems, Inc. (ARS) subsidiary to NuWorld Marketing Limited. As a result, account balances (including non-vested portions) related to ARS employees were transferred from the Plan to an ARS Savings Investment Plan. The amount of such transfers is reflected on the Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1996.

NOTE 7:  SUBSEQUENT EVENTS

Certain modifications have been made to the Company matching contribution program. Effective on April 1, 1997, for each dollar contributed by participants, up to 6% of pre-tax earnings, the Company will now contribute $.50. Also effective on this date, participant contributions may be invested in any of the available investment funds, while the Company match will continue to be invested solely in the Ralcorp Stock Fund. For employees not meeting certain hiring date criteria, the Company match will be graduated based on years of service as follows: one year of service equates to a 15% Company match, two years of service equates to a 30% Company match and three or more years of service entitles the employee to the maximum Company match of 50%. Other provisions regarding such things as maximum allowable contributions, vesting periods, vesting cycles, withdrawals, etc.
remain unchanged.

The Company has announced the merger of its branded cereal and snack businesses with General Mills, Inc. (GMI) effective January 31, 1997. As a result of that merger, the Plan received approximately one share of GMI stock for every six shares of Company stock held on the effective date of their merger.

In addition, subsequent to December 31, 1996, the account balances of certain Plan participants who were employed by the Company's all-season resort subsidiary, Ralston Resorts, were transferred to the Ralston Resorts Savings Investment Plan (Resorts SIP). Prior to this transfer, sponsorship of the Resorts SIP had been transferred to Vail Resorts, Inc., which acquired Ralston Resorts on January 3, 1997.

                        REPORT OF INDEPENDENT ACCOUNTANTS



June 20, 1997

To the Participants and the
Plan Administrator of the
Ralcorp Holdings, Inc.
Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the plan year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
St. Louis, Missouri

                                    SIGNATURE



The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                              RALCORP HOLDINGS, INC.
                              EMPLOYEE BENEFIT TRUSTEES COMMITTEE



                              By  /s/ D.J. SESCLEIFER
                                 ----------------------------------------
                                    D. J. Sescleifer, Chairman
                                    Ralcorp Holdings, Inc.
                                    Employee Benefit Trustees Committee



June 27, 1997

                                  EXHIBIT INDEX


Exhibits
--------

  23       Consent of Independent Accounts